SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 6)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Jeana S. Kim, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2017 (as previously filed with the SEC and as subsequently supplemented and amended, the “Schedule 14D-9”) by Rightside Group, Ltd., a Delaware corporation (“Rightside”), relating to the tender offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated June 27, 2017 (as previously filed with the SEC and as subsequently supplemented and amended, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rightside at a price of $10.60 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, as amended and supplemented, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 6 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by including the following at the end thereof:

The Offer. The Offer expired as scheduled at 12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017) and was not extended. Purchaser and Parent announced that 17,740,054 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 92.0% of the issued and outstanding Shares.

Purchaser and Parent announced that the number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares delivered pursuant to notices of guaranteed delivery) satisfies the condition that there have been validly tendered and not withdrawn from the Offer a number of Shares that, together with any Shares owned by Parent and Purchaser, if any, represents a majority of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement) issued and outstanding. All conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer (including all Shares delivered pursuant to notices of guaranteed delivery).

Following the consummation of the Offer, Parent and Purchaser intend to effect the merger in accordance with Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the merger, each Share issued and outstanding immediately prior to such effective time (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any subsidiaries of the Company, and (iv) Shares owned by Company stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), without interest and subject to any applicable tax withholding.

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(6)	Joint Press Release, dated July 27, 2017, entitled “Donuts Completes Successful Tender Offer for Shares of Rightside”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu
Chief Executive Officer

Dated: July 27, 2017